03 AUG -5 AM 7:21

SEGA CORPORATION



2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

July 31, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459


03029008

SUPPL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of R&D studios' reorganization
- Notice of Allocations of Stock Acquisition Rights

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

July 30, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Officer

Notice of R&D Studios' Reorganization

SEGA CORPORATION, at the meeting of the board of Directors held on July 30, 2003, resolved the R&D studios' reorganization plan.

1. Purposes of the Reorganization

1) To strengthen the product marketability (creation of global blockbuster titles)
2) To create the titles indispensable for the future growth (New titles, hit titles, big titles, and titles for U.S. Europe markets)
3) *To improve the productivity (efficiency and cost reductions)*

2. Methods of the Reorganization

1) To reorganize R&D studios through merger or transfer of business. (Though previously SEGA announced that it would reorganize nine R&D studios to five, it concluded to reorganize nine to six and to establish one company)
2) To establish holding company, which will wholly own R&D studios.
3) The new structures are as follows.


SEGA CORPORATION
Holding Company
WOW Works
(tentative name)
SEGA AM-2
Hitmaker Ltd.
Amusement
Vision Ltd.
Sonicteam Ltd.
Smilebit Corporation
Cinematic Online
Games

3. Effects and Outlook

As described in the purposes of the reorganization, we expect to strengthen our product marketability.

4. Reorganization by Merger

1) Schedule

On August 18, 2003:

To conclude the agreement on merger

On August 19, 2003:

To hold the extraordinary shareholders' meeting for approval of the agreement on merger

On October 1, 2003:

Date for the merger

2) Merger Methods

Merger companies will be existing companies and merged companies will be liquidated. An existing company, WOW Entertainment, Inc., will change its name to WOW Works (tentative name).

3) Ratio of Merger

All of the shareholders as of the previous day of the merger will be delivered with one share of the existing companies against one share of merged companies.

4) Outline of the Companies

	Merging Company (as of June 30, 2003)	Merged Company (as of June 30, 2003)
(1) Name	WOW Entertainment Inc.	Overworks Ltd.
(2) Business	Game Software Development	Game Software Development
(3) Date of Establishment	April 21, 2000	April 21, 2000
(4) Address	1-1 Shibuya 2-chome, Shibuya-ku, Tokyo	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Rikiya Nakagawa	Noriyoshi Ohba
(6) Paid-in Capital	¥120 million	¥100 million
(7) Number of Employees	127	96
(8) Principle Shareholder	SEGA CORPORATION 100%	SEGA CORPORATION 100%
(9) Relation with SEGA	Game Software Development Commission	Game Software Development Commission

	Merging Company (as of June 30, 2003)	Merged Company (as of June 30, 2003)
(1) Name	Hitmaker Co., Ltd.	Sega Rosso Co., Ltd.
(2) Business	Game Software Development	Game Software Development
(3) Date of Establishment	April 21, 2000	April 21, 2000
(4) Address	12-14 Higashi-Kojiya 2-chome, Ohta-ku, Tokyo	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Mie Goden	Kenji Sasaki
(6) Paid-in Capital	¥140 million	¥40 million
(7) Number of Employees	140	45
(8) Principle Shareholder	SEGA CORPORATION 100%	SEGA CORPORATION 100%
(9) Relation with SEGA	Game Software Development Commission	Game Software Development Commission

5. Reorganization by Transfer of Business

1) Schedule

On August 18, 2003:

To conclude the agreement on transfer of business

On August 19, 2003:

To hold the extraordinary shareholders' meeting for approval of the agreement on transfer of business

On October 1, 2003:

Date of the transfer of business

2) Details of Transfer of Business

Research and development of Game Software business

3) Method of Transfer

Transfer Price: Book value of the Transferred Assets

4) Outline of the Companies

	Transferred Company (as of June 30, 2003)	Transferring Company (as of June 30, 2003)
(1) Name	Amusement Vision Ltd.	Smilebit Corporation
(2) Business	Game Software Development	Game Software Development
(3) Date of Establishment	April 21, 2000	April 21, 2000
(4) Address	12-14 Higashi-Kojiya 2-chome, Ohta-ku, Tokyo	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Toshihiro Nagoshi	Shun Arai
(6) Paid-in Capital	¥60 million	¥120 million
(7) Number of Employees	65	100
(8) Principle Shareholder	SEGA CORPORATION 100%	SEGA CORPORATION 100%
(9) Relation with SEGA	Game Software Development Commission	Game Software Development Commission

(Note) Amusement Vision will be transferred of a part of Smilebit's Operation.

	Transferred Company (as of June 30, 2003)	Transferring Company (as of June 30, 2003)
(1) Name	Sonicteam Ltd.	United Game Artists
(2) Business	Game Software Development	Game Software Development
(3) Date of Establishment	April 21, 2000	April 21, 2000
(4) Address	2-12 Haneda 1-chome, Ohta-ku, Tokyo	15-1 Ebisu 1-chome, Shibuyaku, Tokyo
(5) Representative	Yuji Naka	Tetsuya Mizuguchi
(6) Paid-in Capital	¥80 million	¥40 million
(7) Number of Employees	96	40
(8) Principle Shareholder	SEGA CORPORATION 100%	SEGA CORPORATION 100%
(9) Relation with SEGA	Game Software Development Commission	Game Software Development Commission

6. Newly established company by corporate separation

1) Schedule

On October 1, 2003:

New Company to be established

2) Outline

(1) Name	Cinematic Online Games (tentative name)
(2) Business	Game Software Development
(3) Date of Establishment	October 1, 2003
(4) Address	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Yu Suzuki
(6) Paid-in Capital	¥100 million
(7) Number of Employees	22
(8) Principle Shareholder	SEGA CORPORATION 100%
(9) Relation with SEGA	Game Software Development Commission

END

July 31, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Officer

Notice of Allocations of Stock Acquisition Rights

SEGA CORPORATION, at the meeting of the board of Directors, determined the details of the stock acquisition rights in conformity with the Commercial Code of Japan and the resolution of the shareholders' meeting held in June 27, 2003.
Undecided items including amounts of payment for exercise of stock acquisition rights are to be determined in August 8, 2003, the date of these rights to be issued.

1. Date of Issuance of Stock Acquisition Rights

August 8, 2003.

2. Kind and Number of Shares to be issued upon Exercise of Stock Acquisition Rights

4,138,300 shares of common stock of the Company

3. Number of Stock Acquisition Rights to Be Issued

41,383 (100 shares per stock acquisition right)

4. Issue Price of Stock Acquisition Rights

None

5. Amount to Be Paid in upon Exercise of Stock Acquisition Rights (Exercise Price)

To be determined

6. Exercise Period for Exercise of Stock Acquisition Rights

June 1, 2004 to May 31, 2007

7. Amount to Be Capitalized in Issuance of Common Stock

To be determined

(Notes)

1) Date of resolution at the meeting of board of Directors: May 19, 2003

2) Date of resolution at the shareholders' meeting: June 27, 2003

END